                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                             (Amendment No. _____)/1/

                            NBC Capital Corporation
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                                (Name of Issuer)

                    Common Stock $1.00 Par Value Per Share
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                         (Title of Class of Securities)

                                  628729-10-5
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                                 (CUSIP Number)

                                  May 4, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [x] Rule 13d-1(c)

     [_] Rule 13d-1(d)

/1./ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  628729-10-5               13G                      Page 2 of 6 Pages
          ------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      James R. Prude
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2          (a) [_]
            (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

            U.S.A.
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                     5    SOLE VOTING POWER          144,996
     NUMBER OF

      SHARES       -----------------------------------------------------------

   BENEFICIALLY      6    SHARED VOTING POWER        239,496

     OWNED BY
                   -----------------------------------------------------------
       EACH
                     7    SOLE DISPOSITIVE POWER     144,996
    REPORTING

      PERSON       -----------------------------------------------------------

       WITH          8    SHARED DISPOSITIVE POWER   239,496

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         384,492
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
         [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
         5.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

         IN
------------------------------------------------------------------------------

 CUSIP NO. 628729-10-5                  13G                  Page 3 of 6 Pages
          -------------

Item 1(a). Name of Issuer:

       NBC Capital Corporation


Item 1(b). Address of Issuer's Principal Executive Offices:

       301 East Main Street
       Starkville, Mississippi 39760


Item 2(a). Name of Person Filing:

       James R. Prude

Item 2(b). Address of Principal Business Office or, if none, Residence:

       6154 Park Lane
       Dallas, Texas 75225

Item 2(c). Citizenship:

       U.S.A.

Item 2(d). Title of Class of Securities:

       Common Stock, $1.00 Par Value Per Share (the "Common Stock")

Item 2(e). CUSIP Number:

       628729-10-5

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

     (a) [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940.

     (e) [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP NO. 628729-10-5                13G                       Page 4 of 6 Pages
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     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer indentified in Item 1.

     (a)  Amount beneficially owned:

          384,492 shares as of February 15, 2000.

     (b)  Percent of class:

          5.3% (Based on 7,213,034 total outstanding shares as of December 31, 1999)

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:          144,996

          (ii)  Shared power to vote or to direct the vote:        239,496

          (iii) Sole power to dispose or to direct the
                disposition of:                                    144,996

          (iv)  Shared power to dispose or to direct the
                disposition of:                                    239,496


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

CUSIP NO. 628729-10-5                  13G                    Page 5 of 6 Pages
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Certain of the shares of Common Stock beneficially owned by Mr. Prude and the subject of this report are registered in the name of two family trusts, a family-owned limited liability company, a family-owned corporation and the estate of a deceased family member. As the registered owners, these entities are entitled to receive dividends from, and the proceeds from the sale of, the Common Stock; none of the entities, however, owns more than five percent of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certifications.

    (a)  Not Applicable

    (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 628729-10-5                  13G                    Page 6 of 6 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 14, 2000
                                              ----------------------------------
                                                            Date

                                              /s/ James R. Prude
                                              ----------------------------------
                                              James R. Prude